Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Six months ended
June 30, 2008
Earnings:
Income from continuing operations before income taxes	$1,366
Minority interest in income of consolidated subsidiaries	102
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	(28)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	1,440
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investee (a)	342
Rental expense representative of interest factor	10

Total fixed charges	352

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	26
Less:
Capitalized interest	(24)

Total earnings as adjusted	$1,794

Fixed charges	$352

Ratio of earnings to fixed charges	5.10

(a)	Does not include interest related to income taxes, including interest related to FIN 48 liabilities, which is included in provision for income taxes on our Consolidated Statement of Income.